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[BRINSON ADVISORS LOGO]                          BRINSON ADVISORS, INC.
                                                 51 West 52nd Street
                                                 New York, New York   10019-6114


Mr. Bruce Bursey
Executive Vice President
UBS PaineWebber Inc.
1000 Harbor Blvd., 7th Floor
Weehawken, NJ   07086

     RE: Amendment to Increase Fees Paid Under Dealer Agreement for Brinson Select Money Market Fund

Dear Mr. Bursey:

     Reference is made to the Dealer Agreement between Brinson Advisors, Inc. ("Brinson Advisors") and UBS PaineWebber Inc. ("UBS PaineWebber") dated as of May 9, 2001, with respect to Brinson Select Money Market Fund, a series of Brinson Money Series (the "Agreement").

     Section 4 of the Agreement provides that Brinson Advisors shall compensate UBS PaineWebber in the amount set forth on Schedule A to the Agreement and that such amount may be changed from time to time with the express written consent of the parties to the Agreement. We wish to increase the amount paid to UBS PaineWebber from the annual rate of 0.03% specified in the Schedule A to the Agreement. Effective February 1, 2002, Brinson Advisors wishes to pay UBS PaineWebber a fee at the annual rate of 0.04% of the value of Brinson Select Money Market Fund shares sold pursuant to the Agreement, except that Brinson Advisors will pay UBS PaineWebber at a higher annual rate of 0.05% on each single omnibus account having assets of $1 billion or more. If this is acceptable to you, the original Schedule A to the Agreement will be amended in its entirety and replaced with the new Schedule A annexed hereto.

     In accordance with Section 11 of the Agreement, which concerns the formalities for amendments, we request that you please indicate your acceptance of the foregoing by executing two copies of this letter, returning one to us and retaining one copy for your records.

                                Very truly yours,

BRINSON ADVISORS, INC.

By:     /s/Robert P. Wolfangel                  By:     /s/ Stephen P. Fisher
        ----------------------                          ---------------------
Name:   Robert P. Wolfangel                     Name:   Stephen P. Fisher
Title:  Chief Financial Officer                 Title:  Managing Director

Accepted:

UBS PAINEWEBBER INC.

By:     /s/ Bruce Bursey                        By:     /s/James Mullery
        ----------------                                ----------------
Name:   Bruce Bursey                            Name:   James Mullery
Title:  Executive Vice President                Title:  Senior Vice President

Dated as of February 1, 2002.

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(Amended Schedule to Dealer Agreement dated May 9, 2001, between Brinson
Advisors, Inc. and UBS PaineWebber Inc. relating to Brinson Select Money Market Fund, a series of Brinson Money Series. This amended Schedule A is effective as of February 1, 2002.)


                                   SCHEDULE A


Brinson Advisors will pay UBS PaineWebber a fee at the annual rate of 0.04% of the value of Brinson Select Money Market Fund shares sold pursuant to this Dealer Agreement, except that Brinson Advisors will pay UBS PaineWebber at a higher annual rate of 0.05% on each single omnibus account having assets of $1 billion or more.